Exhibit 99.1


                                                           FOR IMMEDIATE RELEASE

                                                           FOR MORE INFORMATION:

                                                            Robert Chisholm, CFO
                                                      PhotoChannel Networks Inc.
                                                      rchisholm@photochannel.com
                                                            604-893-8955 ext 224

         PhotoChannel Expands its Market Leading Technology and Network

             PhotoChannel Adds Customers, Features and Functionality

VANCOUVER, BC - May 13, 2004 - PhotoChannel Networks Inc. (TSX-V: PNI and OTCBB:
PHCHF) ("PhotoChannel" or "Company"), the global leader in digital imaging network technology, with over 7,500 print locations worldwide, today reports the following:

CUSTOMERS HIGHLIGHTS

      The Company has recently signed and launched or is in the process of launching in excess of 500 new photofinishing retail locations in Canada, bringing the total to over 7,500 print locations now available on the PhotoChannel Network. These new retailers include:

      o     Atlantic Coop - launched;

      o     Essaim Photo Shops - launched;

      o     Gosselin Photo - launched;

      o     Obonsoins - launched; and

      o     Procurity (United Pharmacists).

o The Company has also signed and is in the process of launching western Canada's largest professional colour laboratory, ABC Photo Colour.

o     The Company is receiving significant US and international  interest in the
      PhotoChannel   solution  and  the  Company  is   presently   conducting  a
      significant in-store trial with a major US retailer.

o The Company has enhanced its in-store lab integration for its retailers making the printing process easier and more user friendly. In conjunction with this, the Company has signed an agreement with Noritsu giving it even closer connectivity with the Noritsu digital minilab equipment utilized by many of the Company's major customers.

TECHNOLOGY HIGHLIGHTS

To remain the leader in online photofinishing solutions for the photofinishing retailer, PhotoChannel has completed the development of several new solutions and product enhancements making the consumer experience easier and more enjoyable, resulting in more prints, more often. The new services available today include:

o What You See Is What You Get (WYSIWYG) shopping cart. This new solution is the first of its kind and allows the consumer to view their images in the exact format that will be printed from the shopping cart thumbnails. If the consumer selects different print sizes from within the shopping cart, the thumbnail will automatically modify in real time presenting exactly what will be printed by the lab. This feature allows the consumer to quickly scan their order and only elect to edit the images that need altering.

o A new multi up-loader, which will allow consumers to view thumbnails of the images for uploading and then permits the consumer to quickly and easily select the images for upload. This up-loader is based upon Microsoft's ActiveX methodology and increases the consumers upload speed by as much as 50% over a basic browser up-loader.

o An e-mail marketing engine, which integrates permission based e-mail marketing allowing photofinishing retailers to quickly and easily market to their opt-in customer base. This marketing initiative has been very successful in driving repeat business and new product awareness such as gifting items for Easter, Valentines, Mother's Day, etc.

INFRASTRUCTURE HIGHLIGHTS

As previously announced, the Company has expended significant resources over the last four months in completing its development of the PhotoChannel Storage Grid. This major transformation has resulted in an innovative grid based storage solution, which was developed specifically to manage the complete image lifecycle inherent for managing images to be printed from an online environment direct to in-store based minilabs for one hour processing.

The major business advantages of this solution over any third party storage system are as follows:

      o A flexible, modular and resilient infrastructure that can scale to address rapid increases in demand;

      o     A simplified data lifecycle management;

      o Additional processing resources are available when storage server processors are idle, eliminating duplication of hardware;

      o Instantaneous access to processing resources to "sense and respond" to system needs avoiding over-provisioning and the associated excess cost;

      o The ability to distribute processing and storage globally, reducing bandwidth requirements of moving images; and

      o Complete redundancy, as failures are isolated to individual and redundant components.

PHOTOCHANNEL NETWORKS LIMITED PARTNERSHIP

The Company is pleased to announce that it has reacquired its rights to the Canadian marketplace through the exercise of its call options with the Limited Partners, as initially announced on July 26, 2002. As such, the Company has issued 16,100,000 common shares and 13,650,000 common share purchase warrants, each the subject of a four month hold period.

"In addition to increasing the Company's Network of photofinishing retailers, PhotoChannel has focused on enhancing its solutions and created a new storage solution, providing for ease of growth and exceptional data security," stated Robert Chisholm, CFO of PhotoChannel. "In order to accomplish these major objectives the Company made the decision to hire additional development staff due to its commitment of rolling out to the US marketplace. It is the Company's belief that these and future developments will attract new photofinishing retailers, along with the digital photo consumer. The Company now expects to achieve a profitable position in 2005."

ABOUT PHOTOCHANNEL - Founded in 1995, PhotoChannel is a leading digital imaging technology provider for a wide variety of businesses including photofinishing retailers and telecommunications companies. PhotoChannel has created and manages the open standard PhotoChannel Network environment whose focus is delivering digital image orders from capture to fulfillment under the control of the originating PhotoChannel Network partner. There are now over 7500 retail locations worldwide accepting print orders from the PhotoChannel system. For more information on the Company visit www.photochannel.com.

INVESTOR INFORMATION:  (866) 345-0115

WARNING: The TSX Venture Exchange has neither approved nor disapproved the information contained in this release. The Company relies upon litigation protection for "forward-looking" statements.


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